Item 77E Legal Proceedings


The Blue Chip and Value Funds have been named, and have received notice that they may be putative members of the proposed defendant class of shareholders, in a lawsuit filed in the United States Bankruptcy Court for the District of Delaware on November 1, 2010, by the Official Committee of Unsecured Creditors of Tribune Company (the "Committee"). The Committee is seeking to recover all payments made to beneficial owners of common stock in connection with a leveraged buyout of the Tribune Company ("LBO"), including payments made in connection with a 2007 tender offer into which the Blue Chip and Value Funds tendered their shares of common stock of the Tribune Company.
On December 9, 2011, the Blue Chip Fund was reorganized into the Growth & Income Fund pursuant to a Plan of Reorganization and Termination, whereby all of the assets of the Blue Chip Fund were transferred to the Growth & Income Fund, the Growth & Income Fund assumed all of the liabilities of the Blue Chip Fund, including any contingent liabilities with respect to pending or threatened litigation or actions, and shareholders of Blue Chip Fund became shareholders of Growth & Income Fund. The adversary proceeding by the Committee has been stayed since it was filed (other than for limited discovery and service of the complaint). The adversary proceeding brought by the Committee has been transferred to the Southern District of New York and consolidated with other similar suits as discussed below. In addition, on June 2, 2011, the Blue Chip and Value Funds were named as defendants in a lawsuit brought in connection with the Tribune Company's LBO by Deutsche Bank Trust Company Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes, Law Debenture Trust Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes, and Wilmington Trust Company, in its capacity as successor indenture trustee for the PHONES Notes (together, the "Bondholder Plaintiffs") in the Supreme Court of the State of New York. Also on
June 2, 2011, the Blue Chip and Value Funds were named as defendants in a lawsuit brought in connection with the Tribune LBO by certain former employees of Tribune (the "Employee Plaintiffs") in the Supreme Court of the State of New York. (Both of these suits have been removed to the United States District Court for the Southern District of New York and consolidated with other substantially similar suits against other former Tribune shareholders; all of those lawsuits have been stayed until further order of the court.) The Bondholder and Employee Plaintiffs also seek to recover payments of the proceeds of the LBO. The extent of the Funds' potential liability in any such actions has not been determined. The Funds have been advised by counsel that the Funds could be held liable to return all or part of the proceeds received in any of these actions, as well as interest and court costs, even though the Funds had no knowledge of, or participation in, any misconduct. The Value Fund received proceeds of $376,754 in connection with the LBO, representing 0.53% of its net assets as of June 30, 2012. The Blue Chip Fund received proceeds of $288,456 in connection with the LBO, representing 0.08% of the net assets of Growth & Income Fund as of June 30, 2012. The Value and Growth & Income Funds cannot predict the outcomes of these proceedings, and thus have not accrued any of the amounts sought in the various actions in the accompanying financial statements.